Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TANGO THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Tango Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The Corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) on May 21, 2020. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 2, 2020, as amended by the Certificate of Amendment filed with the Secretary of State of the State of Delaware on June 5, 2024 (the “Charter”). Pursuant to Section 242 of the DGCL, this Certificate of Amendment (this “Amendment”) amends certain provisions of the Charter.

2. This Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.

3. The first paragraph of Article IV of the Charter is hereby amended to read in its entirety as follows:

“The total number of shares of capital stock which the Corporation shall have authority to issue is four hundred and ten million (410,000,000), of which (i) four hundred million (400,000,000) shares shall be a class designated as common stock, par value $0.001 per share (the “Common Stock”), and (ii) ten million (10,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.001 per share (the “Undesignated Preferred Stock”).”

IN WITNESS WHEREOF, this Amendment, having been duly adopted in accordance with Section 242 of the DGCL, has been duly executed by a duly authorized officer of the Corporation on this 5th day of June, 2025.

Tango Therapeutics, Inc.

By:	/s/ Barbara Weber, M.D.
Name:	Barbara Weber, M.D.
Title:	President and Chief Executive Officer